3Q 2006 Results Report

(Billions of KRW)

	2006 3Q	2006 2Q	2005 3Q
Sales	6,054	5,796	6,018
Gross Profit	1,461	1,394	1,608
Operating Income	197	191	280
Ordinary Income	31	-10	128
Net Income	23	-10	157

- *These 3rd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/main.jhtml*


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